UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For April 2021	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4100, 225 6 Avenue S.W.

Calgary, Alberta, Canada T2P 1N2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2021

CENOVUS ENERGY INC.
(Registrant)

By: /s/ Elizabeth McNamara

Name: Elizabeth McNamara
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Notice of Annual Meeting of Shareholders and Management Information Circular

99.2	Form of proxy

99.3	Registered Shareholders’ Notice of Annual Meeting and Notice of Availability of Meeting Materials

99.4	Non-Registered (Beneficial) Shareholders’ Notice of Annual Meeting and Notice of Availability of Meeting Materials

99.5	Cenovus Virtual Annual Meeting Guide